Exhibit 99.1

PRESS RELEASE

FOR:                                                     STRATASYS LTD.

CONTACT:          Shane Glenn, VP Investor Relations

(952) 294-3416

shane.glenn@stratasys.com

STRATASYS REPORTS RECORD FOURTH QUARTER AND FISCAL YEAR 2013 FINANCIAL RESULTS

Company generates 36% organic revenue growth, and 62% total revenue growth, in the fourth quarter over the fourth quarter of last year, driven by strong demand across all product lines

MakerBot contributes $24.9 million in revenue during the fourth quarter

Strong revenue growth combined with margin expansion drives record quarterly earnings

 - - - - -

MINNEAPOLIS, MN & REHOVOT, ISRAEL, March 3, 2014 — Stratasys Ltd. (NASDAQ: SSYS) today announced record financial results for the fourth quarter and fiscal year 2013.

Driven by the realization of Stratasys-Objet merger synergies and the rapidly expanding market for 3D printing and additive manufacturing solutions, the company observed strong demand across all product lines during the fourth quarter.

Hardware and consumable revenue in the fourth quarter, excluding the revenue contribution made by MakerBot, grew by 38% and 33%, respectively, over the pro forma results for the same quarter last year.  Total non-GAAP revenue (excluding MakerBot’s contribution) increased by 36% for the fourth quarter over last year’s pro forma revenue.

MakerBot made a significant contribution of $24.9 million to fourth quarter revenue, as its highly affordable and functional desktop 3D printers continued strong positive sales momentum within the rapidly growing desktop category.

The company generated record non-GAAP profits in the fourth quarter, as strong sales of higher margin products contributed to a non-GAAP gross margin of 60.2% for the period compared to 57.8% for the pro forma period last year; and non-GAAP operating margin grew to 20.2% compared to 19.1% on a pro forma basis for the same period last year.

Q4-2013 Financial Results Summary:

•                  GAAP revenue for the fourth quarter of 2013 was $155.1 million. Non-GAAP revenue of $155.8 million for the fourth quarter of 2013 represents a 61.6% increase over the $96.4 million combined non-GAAP pro forma revenue (giving effect to the Stratasys-Objet merger as though it had closed on January 1, 2012) for the same period last year.

•                  GAAP net loss for the fourth quarter was $2.0 million, or ($0.04) per basic share, compared to a pro forma loss of $3.5 million, or ($0.09) per basic share, for the same period last year.

•                  Non-GAAP net income was $25.8 million for the fourth quarter, or $0.50 per diluted share, compared to pro forma non-GAAP net income of $16.3 million, or $0.40 per diluted share, reported for the same period last year.

•                  Fourth quarter per share calculations were impacted by the public issuance of approximately 5.2 million new ordinary shares in September which raised approximately $463 million; and the approximately 3.9 million new ordinary shares issued in consideration for the acquisition of MakerBot.

•                  The company invested a net amount of $15.5 million in R&D projects (non-GAAP basis) during the fourth quarter, representing 9.9% of net sales.

•                  The company generated $15.6 million in cash from operations during the fourth quarter, and finished the year with $616.1 million in cash, investments and bank deposits, amounting to $12.50 per share.

•                  EBITDA for the fourth quarter amounted to $36.0 million.

•                  Backlog at the end of 2013 amounted to $28.0 million, versus $28.6 million at the end of 2012.

•                  The company sold 10,963 3D printing and additive manufacturing systems during the quarter, and on a combined pro forma basis, a cumulative 75,818 systems worldwide as of December 31, 2013.

“Our fourth quarter results reflect the ongoing realization of revenue synergies from the Stratasys-Objet merger, as well as the rapidly growing demand for additive manufacturing and 3D printing solutions we are observing worldwide,” said David Reis, chief executive officer of Stratasys. “We experienced strong organic growth driven by demand across multiple product lines, as well as an impressive contribution from MakerBot.  In addition, a favorable product mix benefited margins, and helped contribute to our record profits.  We are very pleased with our fourth quarter and overall annual results.”

Business Highlights:

•                  Introduced the Objet500 Connex3 Color Multi-material 3D Printer, as well as multiple new desktop 3D printers, including the MakerBot Replicator, MakerBot Replicator Z18, and MakerBot Replicator Mini.

•                  Expanded premium material offerings to address a wider range of applications with the introduction of Digital ABS2, Nylon 12, VeroCyan, VeroMagenta, and VeroYellow.

•                  Further developed the MakerBot 3D Ecosystem with the introduction of the MakerBot Digital Store, MakerBot Desktop software, and the MakerBot Mobile and MakerBot Printshop applications.

•                  Continued to invest aggressively in global sales, marketing and channel infrastructure, including the establishment of Stratasys Korea and Stratasys Singapore to enhance the presence in the Asia Pacific region.

•                  Entered multiple strategic partnerships, including a distribution agreement with Dell to provide MakerBot Replicator 3D Printers bundled with Dell Precision Workstations for small and medium-sized businesses.

•                  Continued to target unique verticals such as education, with the launch of MakerBot Academy, a program aimed to provide MakerBot Replicator 3D Printers to U.S. public schools.

•                  Completed the sales, marketing and service team integration initiatives that resulted from the Stratasys-Objet merger, and began processes to better align the functions of R&D and operations.

“We believe Stratasys is well positioned within our rapidly growing industry as we begin 2014,” continued Reis. “We have positive momentum, driven by the ongoing demand for our industry-leading products and services. We are pleased with our many recent new product introductions and channel initiatives, which we believe will greatly improve 3D printing accessibility and drive expanded usage for our products. And finally, we are excited about our many internal projects that we believe will further our objective of market leadership and long-term growth, as we continue to evaluate additional acquisition opportunities to accelerate our growth.”

Financial Guidance:

Stratasys reiterated the following information regarding the company’s projected revenue and net income for the fiscal year ending December 31, 2014:

•                  Revenue guidance of $660 to $680 million.

•                  Non-GAAP net income of $113 to $119 million, or $2.15 to $2.25 per diluted share.

•                  GAAP net income of $10.5 to $19.9 million, or a $0.20 to $0.38 per diluted share.

•                 The company expects organic sales, excluding MakerBot sales, to grow at least 25% over 2013, with additional growth coming from MakerBot, which is expected to grow at a higher rate.

Stratasys provided the following additional information regarding the company’s performance and strategic plans for 2014:

•                  Operating expenses are projected to expand materially in 2014 driven by investments in sales and marketing programs to drive future market adoption, as well as by increased R&D investments to fund technology innovation and new product development.

•                  Incremental sales and marketing investments will focus on expanding sales channels, enhancing regional infrastructure, as well as building unique go-to-market programs targeting certain market verticals and customer applications.

•                  Non-GAAP operating margins in 2014 are projected to remain relatively consistent with levels recognized in 2013, as margin expansion in the company’s core business is offset by a full-year contribution from MakerBot, which maintains lower operating margins.

•                  Projected Non-GAAP net income is expected to be derived disproportionately from the second half of fiscal 2014, driven by the projected timing of operating expenses, as well as the projected timing and success of new product introductions and their corresponding ramp in sales.

•                  Capital expenditures are projected at $50 to $70 million, which includes significant investments in manufacturing capacity in anticipation and support of future growth.

Non-GAAP earnings guidance excludes $64.8 million of projected amortization of intangible assets; $25.1 million to $28.2 million of share-based compensation expense; and $8.8 million to $9.8 million in non-recurring expenses related to acquisitions.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of this press release.  The table provides itemized detail of the non-GAAP financial measures.

Stratasys Ltd. Q4-2013 Conference Call Details

Stratasys will hold a conference call to discuss its fourth quarter and 2013 annual financial results on Monday, March 3, 2014 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the “Investors” tab; or directly at the following web address: http://www.media-server.com/m/p/p4rrw67g.

To participate by telephone, the domestic dial-in number is 866-318-8617 and the international dial-in is 617-399-5136.  The access code is 37260413.  Investors are advised to dial into the call at least ten minutes prior to the call to register.

The webcast will be available for 90 days on the “Investors” page of the Stratasys web site or by accessing the provided web address.

 (Financial tables follow)

Cautionary Statement Regarding Forward-Looking Statements

Certain information included or incorporated by reference in this press may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements may include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to the MakerBot acquisition) and all statements (other than statements of historical facts) that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future.  Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot after its acquisition and to successfully put in place and execute an effective post-merger integration plans; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and  generally in the company’s annual report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission and in other reports that the company has filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The information discussed within this release includes financial results and projections that are in accordance with accounting principles generally accepted in the United States (GAAP).  In addition, certain non-GAAP financial measures have been provided excluding certain charges, expenses and income.  The non-GAAP measures should be read in conjunction with the corresponding GAAP measures and should be considered in addition to, and not as an alternative or substitute for, the measures prepared in accordance with GAAP.  The non-GAAP financial measures are provided in an effort to provide information that investors may deem relevant to evaluate results from the company’s core business operations and to compare the company’s performance with prior periods.  The non-GAAP financial measures primarily identify and exclude certain discrete items, such as merger-related expenses, amortization expenses and expenses associated with share-based compensation required under ASC 718.  The company uses these non-GAAP financial measures for evaluating comparable financial performance against prior periods.

This release is available on the Stratasys web site at www.stratasys.com

Stratasys Ltd. (Nasdaq: SSYS), headquartered in Minneapolis, Minn. and Rehovot, Israel, manufactures 3D printers and materials for prototyping and production. The company’s patented FDM® and PolyJetTM 3D Printing technologies produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include 3D printers for idea development, prototyping and direct digital manufacturing. Stratasys subsidiaries include MakerBot and Solidscape, and the company operates the RedEye digital-manufacturing service. Stratasys has more than 1800 employees, holds over 550 granted or pending additive manufacturing patents globally, and has received more than 20 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com.

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
	(unaudited)	(unaudited)
Net sales
Products	$134,943	$59,461	$414,853	$179,762
Services	20,142	11,690	69,550	35,482
	155,085	71,151	484,403	215,244

Cost of sales
Products	65,088	32,138	213,427	86,742
Services	12,195	6,175	44,803	18,591
	77,283	38,313	258,230	105,333

Gross profit	77,802	32,838	226,173	109,911

Operating expenses
Research and development, net	17,669	7,083	52,310	19,659
Selling, general and administrative	64,462	30,764	202,040	73,130
Change in fair value of earn-out obligations	(853)	—	754	—
	81,278	37,847	255,104	92,789

Operating income (loss)	(3,476)	(5,009)	(28,931)	17,122

Other income (expense)	(650)	871	(450)	1,388

Income (loss) before income taxes	(4,126)	(4,138)	(29,381)	18,510

Income taxes (benefit)	(2,137)	(239)	(2,474)	9,687

Net income (loss)	$(1,989)	$(3,899)	$(26,907)	$8,823

Net income (loss) attributable to non-controlling interest	$—	$332	$47	$332

Net income (loss) attributable to Stratasys Ltd.	$(1,989)	$(4,231)	$(26,954)	$8,491

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.04)	$(0.16)	$(0.64)	$0.37
Diluted	(0.07)	(0.16)	(0.68)	0.36

Weighted average ordinary shares outstanding
Basic	48,955	27,261	42,079	22,812
Diluted	49,036	27,261	42,099	23,776

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31,	December 31,
	2013	2012

ASSETS

Current assets
Cash and cash equivalents	$414,088	$133,826
Short-term bank deposits	200,370	20,063
Accounts receivable less allowance for doubtful accounts of $1,804 at December 31, 2013 and $654 at December 31, 2012	99,200	64,678
Inventories	88,406	67,995
Net investment in sales-type leases, net for doubtful accounts of $183 at December 31, 2013 and $301 at December 31, 2012	6,696	5,134
Prepaid expenses	5,470	2,751
Deferred income taxes	16,501	4,968
Other current assets	21,398	23,863

Total current assets	852,129	323,278

Non-current assets
Goodwill	1,195,891	822,475
Other intangible assets, net	622,330	510,372
Net investment in sales-type leases	11,219	7,872
Amounts funded in respect of employees rights upon retirement	3,166	2,628
Property, plant and equipment, net	91,005	62,070
Other non-current assets	6,481	2,818

Total non-current assets	1,930,092	1,408,235

Total assets	$2,782,221	$1,731,513

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$35,375	$35,235
Accrued expenses and other current liabilities	32,849	22,197
Accrued compensation and related benefits	21,441	16,849
Earn-out obligation	12,027	—
Unearned revenues	36,033	18,068

Total current liabilities	137,725	92,349

Non-current liabilities
Employee rights upon retirement	4,683	4,188
Earn-out obligation - long-term	16,998	—
Deferred tax liabilities	105,901	54,693
Unearned revenues - long-term	3,315	3,181
Other non-current liabilities	13,812	4,946

Total liabilities	282,434	159,357

Commitments and contingencies

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 49,211 and 38,372 shares issued and outstanding at December 31, 2013 and 2012, respectively	133	101
Additional paid-in capital	2,412,197	1,459,294
Retained earnings	85,549	112,503
Accumulated other comprehensive income (loss)	1,908	(238)

Equity attributable to Stratasys Ltd.	2,499,787	1,571,660

Non-controlling interest	—	496

Total equity	2,499,787	1,572,156

Total liabilities and equity	$2,782,221	$1,731,513

Stratasys Ltd.

Reconciliation of Pro Forma GAAP to Pro Forma Non-GAAP Results of Operations

(in thousands, except per share data)

	Three Months Ended December 31, 2013			Three Months Ended December 31, 2012
				Pro Forma		Pro Forma
				Including Objet		Including Objet
	GAAP		Non-GAAP	GAAP		Non-GAAP
	(unaudited)	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$134,943	$668	$135,611	$81,651	$—	$81,651
Services	20,142	—	20,142	14,711	—	14,711
	155,085	668	155,753	96,362	—	96,362

Cost of sales
Products	65,088	(14,765)	50,323	41,641	(10,936)	30,705
Services	12,195	(495)	11,700	10,329	(397)	9,932
	77,283	(15,260)	62,023	51,970	(11,333)	40,637

Gross profit	77,802	15,928	93,730	44,392	11,333	55,725

Operating expenses
Research and development, net	17,669	(2,207)	15,462	10,210	(988)	9,222
Selling, general and administrative	64,462	(17,633)	46,829	38,200	(10,059)	28,141
Change in fair value of earn-out obligations	(853)	853	—	—	—	—
	81,278	(18,987)	62,291	48,410	(11,047)	37,363

Operating income (loss)	(3,476)	34,915	31,439	(4,018)	22,380	18,362

Other income (expenses)	(650)	—	(650)	1,408	—	1,408

Income (loss) before income taxes	(4,126)	34,915	30,789	(2,610)	22,380	19,770

Income taxes (benefit)	(2,137)	7,133	4,996	747	2,606	3,353

Net income (loss)	$(1,989)	$27,782	$25,793	$(3,357)	$19,774	$16,417

Net income attributable to non-controlling interest	$—	$—	$—	$158	$—	$158

Net income (loss) attributable to Stratasys Ltd.	$(1,989)	$27,782	$25,793	$(3,515)	$19,774	$16,259

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.04)		$0.53	$(0.09)		$0.43
Diluted	(0.07)		0.50	(0.09)		0.40

Weighted average ordinary shares outstanding
Basic	48,955		48,964	37,557		37,557
Diluted	49,036		51,429	37,557		40,327

Stratasys Ltd.

Reconciliation of Pro Forma GAAP to Pro Forma Non-GAAP Results of Operations

(in thousands, except per share data)

	Twelve Months Ended December 31, 2013			Twelve Months Ended December 31, 2012
				Pro Forma		Pro Forma
				Including Objet		Including Objet
			Non-GAAP	GAAP		Non-GAAP
	GAAP	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$414,853	$2,316	$417,169	$306,043	$—	$306,043
Services	69,550	—	69,550	53,011	—	53,011
	484,403	2,316	486,719	359,054	—	359,054

Cost of sales
Products	213,427	(58,826)	154,601	158,828	(42,964)	115,864
Services	44,803	(1,575)	43,228	36,303	(1,475)	34,828
	258,230	(60,401)	197,829	195,131	(44,439)	150,692

Gross profit	226,173	62,717	288,890	163,923	44,439	208,362

Operating expenses
Research and development, net	52,310	(5,490)	46,820	36,923	(3,597)	33,326
Selling, general and administrative	202,040	(57,652)	144,388	141,232	(40,354)	100,878
Change in fair value of earn-out obligations	754	(754)	—	—	—	—
	255,104	(63,896)	191,208	178,155	(43,951)	134,204

Operating income (loss)	(28,931)	126,613	97,682	(14,232)	88,390	74,158

Other income (expenses)	(450)	—	(450)	2,124	—	2,124

Income (loss) before income taxes	(29,381)	126,613	97,232	(12,108)	88,390	76,282

Income taxes (benefit)	(2,474)	17,575	15,101	9,407	7,225	16,632

Net income (loss)	$(26,907)	$109,038	$82,131	$(21,515)	$81,165	$59,650

Net income attributable to non-controlling interest	$47	$125	$172	$62	$—	$62

Net income (loss) attributable to Stratasys Ltd.	$(26,954)	$108,913	$81,959	$(21,577)	$81,165	$59,588

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.64)		$1.95	$(0.58)		$1.61
Diluted	(0.68)		1.84	(0.58)		1.49

Weighted average ordinary shares outstanding
Basic	42,079		42,079	36,987		36,987
Diluted	42,099		44,511	36,987		39,970

Stratasys Ltd.

Reconciliation of Non-GAAP Adjustments

(in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Net sales, products
Deferred revenue step-up	668	—	2,316	—

Cost of sales, products
Intangible assets amortization expense	(14,233)	(10,260)	(57,027)	(41,038)
Non-cash stock-based compensation expense	(496)	(361)	(1,535)	(1,190)
Merger related expense	(36)	(315)	(264)	(736)
	(14,765)	(10,936)	(58,826)	(42,964)
Cost of sales, services
Non-cash stock-based compensation expense	(424)	(397)	(1,445)	(1,475)
Merger related expense	(71)	—	(130)	—
	(495)	(397)	(1,575)	(1,475)
Research and development, net
Non-cash stock-based compensation expense	(925)	(988)	(3,491)	(3,597)
Performance bonus expense	(1,282)	—	(1,999)	—
	(2,207)	(988)	(5,490)	(3,597)
Selling, general and administrative
Intangible assets amortization expense	(5,319)	(2,375)	(17,066)	(9,500)
Non-cash stock-based compensation expense	(4,954)	(5,187)	(17,791)	(21,592)
Merger related expense	(2,724)	(2,497)	(15,681)	(9,262)
Performance bonus expense	(4,636)	—	(7,114)	—
	(17,633)	(10,059)	(57,652)	(40,354)
Change in fair value of earn-out obligation
Change in Earn-out obligation	853	—	(754)	—

Income taxes
Tax expense related to non-GAAP adjustments	7,133	2,606	17,575	7,225

Net income attributable to non-controlling interest
Depreciation and amortization expense attributable to non-controlling interest	—	—	125	—

Net income	$27,782	$19,774	$108,913	$81,165

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2014

(in millions, except per share data)

GAAP net income	$10.5 to $19.9

Adjustments
Stock-based compensation expense	$25.1 to $28.2
Intangible assets amortization expense	$64.8
Merger related expense	$8.8 to $9.8

Non-GAAP net income	$113.3 to $118.6

GAAP diluted earnings per share	$0.20 to $0.38

Non-GAAP diluted earnings per share	$2.15 to $2.25